EXHIBIT 3.6
                AMENDMENT TO BY-LAWS RELATING
                   TO NUMBER OF DIRECTORS
                   ADOPTED APRIL 12, 1995



     Article 0.03 of the corporation by-laws is hereby amended by deleting the words "nine (9)" and replacing them with "ten (10)"; and

     Article 3.02 of the corporation by-laws is hereby amended by deleting the following words "each class having three Directors" contained in the first sentence and replacing them with "two of such classes having three Directors and the third such class having four directors"; and

     Article 3.02 of the corporation by-laws is hereby amended by deleting the word "three" contained in the third sentence and replacing it with "four"; and

     Article 3.02 of the corporation by-laws is hereby amended by adding, at the end of the third sentence, the words "one of whom shall be a member of each three director class and two of whom shall be members of the four-director class."